82-3470

03 JAN 30 AM 7:21

03003558

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

17th January, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2002

Further to our letter dated 17th January, 2003, on the subject, we enclose a copy of the Press Release issued by the Company in this regard.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

To :

From : Mr. S H Venkatramani
Head – Corporate Communications

ITC Q3: Post tax profits up 22 %

ITC's Net Turnover for the Quarter ended 31st December, 2002 grew by 12.2 % to Rs.1468 crores on the back of all round growth in all its businesses, particularly in the Agri and FMCG segments. Post-tax profit for the Quarter registered an impressive growth of 21.8% to touch Rs.323.51 crores. Earnings Per Share for the Quarter stood at Rs. 13.07.

FMCG

The domestic Cigarette industry continues to be impacted by burgeoning State level taxes. The Company leveraged its leadership position in the industry to record a revenue growth of 5.7 % during the Quarter driven by improved product mix.

The Lifestyle Retailing business expanded its product range with the introduction of the international quality 'Wills Classic' range of formal work wear. The business also launched the distinctive 'John Players' range of Menswear targeted at the mid-price segment. While the initial launch covered several markets in Karnataka, plans are under way to rapidly scale up market coverage. Initial consumer response has been very encouraging.

The two-year old Greeting cards business, which recorded its highest sales during the current quarter, has already garnered an impressive market share of 15%.

The Company's Branded Packaged Foods business continues to expand rapidly. In the branded 'atta' segment, the 'Aashirvaad' range was launched across Southern India and now covers 26 markets. In the confectionery segment, the roll out of 'Mint-o' and 'Candyman' to all 'Ten lakh plus' and 'Five Lakh plus' markets was completed during the quarter. The business also made an entry into the Snack Foods/Biscuits segment with the introduction of its unique 'Bischips' snack in three exciting variants. Product development is under way to further expand the Company's range of value-added products across segments.

...2/-

During the Quarter, the Safety Matches business introduced 7 variants of matches in unique pack styles and designs. Product coverage was expanded to 10 markets during the Quarter.

Almost all of ITC's new initiatives in the FMCG sector are modelled on outsourcing production from Small and Medium Enterprises. The Company aims to enhance the competitiveness of the small and medium scale sectors through its complementary R&D based product development and marketing strengths, especially the breadth and depth of the Company's trade marketing and distribution.

Hotels

The Hotel industry witnessed a significant improvement in market conditions during the quarter. The ITC Maurya Sheraton, New Delhi and the ITC Grand Maratha Sheraton, Mumbai registered impressive occupancies and revenues during the period.

The inauguration of the 'ITC Sonar Bangla' at Kolkata on 31st December, 2002 marked the soft launch of the hotel. Its unmatched ambience, which combines the best features of a resort with the contemporary functionalities of a business hotel, has drawn widespread accolades from all quarters. Construction of the Company's hotel at Upper Worli, Mumbai is progressing.

Paperboards, Paper and Packaging

The overall segment revenue grew by an impressive 17%. The share of value-added products in total paperboard sales stands at 43% . Operating profits from paperboards grew by 39% during the Quarter. The new pulp mill has commenced commercial operations. In line with its strategy to grow sales of international quality value added products, the Division commissioned a poly extrusion facility during the Quarter.

During the quarter, the Specialty Paper division was integrated with the Paperboards division to realise strategic and operational synergies.

Agri Business

The Company continued to leverage the opportunity in non-basmati rice. Total agri commodity exports touched Rs. 237 crores during the Quarter (Rs. 172 crores same period last year). The 'e-Choupal' initiative was further ramped up to over 1450 installations covering nearly a million farmers.

The Board of Directors took on record the enclosed results for the Quarter ended 31st December, 2002 at its meeting held on 17th January, 2003.

Shunkatraman

January 17, 2003

03 JAN 30 AM 7:21

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

17th January, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2002

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segmentwise Revenue, Results and Capital Employed, for the Quarter ended 31st December, 2002, taken on record at the meeting of the Board of Directors of the Company held on 17th January, 2003.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED
Unaudited Financial Results (Provisional)
for the Quarter and Nine Months ended 31st December,2002

(Rs. in Crores)

		Quarter Ended 31.12.02	Quarter Ended 31.12.01	Nine Months Ended 31.12.02	Nine Months Ended 31.12.01	Twelve months Ended 31.03.2002
GROSS INCOME		2779.38	2542.82	8355.00	7376.39	9982.44
NET SALES TURNOVER	[1]	1467.60	1308.42	4345.92	3674.76	5059.23
OTHER INCOME	[2]	34.24	21.96	109.52	102.69	142.35
NET INCOME (1 + 2)		1501.84	1330.38	4455.44	3777.45	5201.58
Less:						
TOTAL EXPENDITURE	[3]	927.96	838.63	2665.55	2190.56	3155.96
a) (Increase) / decrease in stock-in-trade		(56.69)	(19.52)	(73.63)	(94.60)	(98.47)
b) Consumption of raw materials, etc.		625.22	531.57	1733.06	1399.14	1988.89
c) Staff cost		92.88	78.44	260.77	216.33	311.05
d) Other expenditure		266.55	248.14	745.35	669.69	954.49
INTEREST (Net)	[4]	6.90	13.50	23.88	52.62	66.91
DEPRECIATION	[5]	61.22	50.96	173.18	147.57	198.45
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	505.76	427.29	1592.83	1386.70	1780.26
Less:						
PROVISION FOR TAXATION	[7]	182.25	161.66	544.90	483.35	590.54
NET PROFIT (6-7)	[8]	323.51	265.63	1047.93	903.35	1189.72
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10 each)	[9]	247.51	247.51	247.51	247.51	247.51
RESERVES EXCLUDING REVALUATION RESERVES	[10]	-	-	-	-	4103.97
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	13.07	10.73	42.34	36.50	48.07
AGGREGATE OF NON PROMOTER SHAREHOLDING	[12]					
- NUMBER OF SHARES		247511886	247511886	247511886	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes:

(i) The above results were taken on record at the meeting of the Board of Directors of the Company held on 17th January, 2003.

(ii) During the quarter, the Bhadrachalam Paperboards Division and the Tribeni Tissues Division of the Company were integrated into a single division (christened 'Paperboards & Specialty Papers Division') to realise strategic and operational synergies.

(iii) Figures for the previous year have been restated wherever necessary to incorporate the impact of the amalgamation of the erstwhile ITC Bhadrachalam Paperboards Limited with the Company effective 01.04.2001.

(iv) The above is as per Stock Exchange Regulations and does not take into account the excise issues disputed by the Company.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed
for the Quarter and Nine Months Ended 31st December, 2002

(Rs. in Crores)

	Quarter ended 31.12.02	Quarter ended 31.12.01	Nine Months ended 31.12.02	Nine Months ended 31.12.01	Twelve Months ended 31.03.2002
1. Segment Revenue					
a) FMCG - Cigarettes	2155.48	2038.89	6568.02	6053.89	8020.92
- Others	37.01	9.21	63.73	16.69	22.06
Total FMCG	2192.49	2048.10	6631.75	6070.58	8042.98
b) Hotels	54.05	39.80	135.50	113.38	162.38
c) Agri Business	397.47	333.36	1293.46	724.80	1147.78
d) Paperboards, Paper & Packaging	289.61	247.36	859.04	755.51	1031.01
Total	2933.62	2668.62	8919.75	7664.27	10384.15
Less : Inter-segment revenue	188.48	147.76	674.27	390.57	544.06
Gross sales / Income from operations	2745.14	2520.86	8245.48	7273.70	9840.09
2. Segment Results					
a) FMCG - Cigarettes	467.10	423.55	1455.11	1315.31	1693.11
- Others	(30.92)	(18.32)	(78.66)	(48.94)	(73.44)
Total FMCG	436.18	405.23	1376.45	1266.37	1619.67
b) Hotels	5.65	(1.66)	5.37	(4.41)	(0.50)
c) Agri Business	8.72	(3.06)	88.66	2.75	10.97
d) Paperboards, Paper & Packaging	63.95	40.43	168.95	120.20	162.17
Total	514.50	440.94	1639.43	1384.91	1792.31
Less : i) Interest (Net)	6.90	13.50	23.88	52.62	66.91
ii) Other un-allocable expenditure net of un-allocable income	1.84	0.15	22.72	(54.41)	(54.86)
Total Profit Before Tax	505.76	427.29	1592.83	1386.70	1780.26
3. Capital Employed					
a) FMCG - Cigarettes *			1389.99	1347.14	1634.65
- Others			73.81	34.95	58.00
Total FMCG			1463.80	1382.09	1692.65
b) Hotels			916.73	739.79	782.40
c) Agri Business			538.75	443.14	412.75
d) Paperboards, Paper & Packaging			1250.87	1143.98	1192.49
Total Segment Capital Employed			4170.15	3709.00	4080.29

* Before considering provision of Rs. 907 Crores (31.12.2001 - Rs. 567 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards & Gifts, Packaged Foods, and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Branded Garments, Greeting Cards & Gifts, Packaged Foods and Matches constitute new business activities. Accordingly segment results largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 917 Crores (31.12.2001 - Rs. 740 Crores) includes Rs. 810 Crores (31.12.2001 - Rs. 641 Crores) relating to the recently opened hotels, as well as capital work in progress in respect of the hotels under construction.

Although the Hotel industry has shown early signs of recovery during the current quarter, the todate nine-month segment results reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel, the adverse effect of travel advisories and the holding cost in respect of Searock Sheraton which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the domestic and export markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and nine months ended 31.12.2001 were adversely impacted by the tobacco crop holiday in 2001-02.

(6) Total capital employed of Rs. 5461 Crores includes Rs. 874 Crores being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 17th January, 2003
Place : Kolkata, India

For and on behalf of the Board

K. Vaidyanath
Executive Director

Chairman

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